SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For January 3, 2006



                                 CNOOC Limited
                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                 Form 20-F      X              Form 40-F
                              ---------                     ----------


   (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



                    Yes                            No         X
                              ---------                     ----------


   (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)




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Company Press Release
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                      CNOOC Ltd Announces Results of EGM


 (Hong Kong, January 2, 2006) - CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "883") announced today that all resolutions in the two extraordinary general meetings held on December 31 were passed by shareholders, with the exception of the ordinary resolution of amendments to the existing non-compete undertaking, which was not passed due to opposition by a number of independent shareholders.


The Company said, "While we regret to hear this result, we respect the decision of the minority shareholders on this issue. Nonetheless, we still believe that the proposed amendments to the non-compete undertaking, if passed, would be beneficial to the Company and its shareholders as a whole. The amendments would not affect the existing rights enjoyed by the Company. Moreover, it would provide the Company with greater flexibility to develop new projects with a lower risk. Furthermore, the Company could have the right to acquire projects from the parent company when they are beneficial to the Company. It would provide opportunities for the future development of the Company, and the interests of the Company, as well as minority shareholders, would be sufficiently protected. Therefore, we regret the loss which might be brought to the shareholders and the Company due to this result."


"Looking forward, we will continue to maintain our efforts to develop and grow the business while protecting the interests of the Company and its shareholders. We hope that our efforts will attract the support of all our shareholders."



End



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Notes to Editors:


CNOOC LIMITED - BACKGROUND


CNOOC Limited (the "Company", together with its subsidiaries, the "Group") - Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.


The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Company mainly engages in offshore oil and natural gas exploration, development, production and sales.


The Company has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in regions such as Australia.


As at 31 December 2004, the Company owned net proved reserves of approximately
2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.


As at 31 December 2004, the Group had 2,524 employees.


CNOOC LIMITED - Relationship with its parent company, CNOOC


CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.


CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.

                                  *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are


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made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.

                                  *** *** ***

For further enquiries, please contact:


Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
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Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                              Name:  Cao Yunshi
                                              Title:  Company Secretary

Dated:  January 3, 2006